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Exhibit 12.1

CALCULATION OF FIXED CHARGE RATIO

		Historical
	Pro Forma	Three Months Ended Mar. 31, 2004	Three Months Ended Mar. 31, 2003
	Year Ended Dec. 31, 2003			Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999
	(Dollars in Millions)
Fixed charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$605.7	$161.0	$36.9	$433.4	$199.9	$248.8	$221.0	$198.8
Interest portion of rent expense	15.3	3.9	4.2	12.8	12.2	16.7	17.6	16.2
Preference security dividend requirements of consolidated subsidiaries	4.9	—	3.7	4.9	13.6	19.8	20.0	34.2

Total fixed charges	$625.9	$164.9	$44.8	$451.1	$225.7	$285.3	$258.6	$249.2

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$(425.1)	$(80.4)	$(22.5)	$(253.0)	$(116.5)	$(954.0)	$(271.0)	$(118.7)
Fixed charges	625.9	164.9	44.8	451.1	225.7	285.3	258.6	249.2
Amortization of capitalized interest	6.6	1.7	0.7	5.3	2.7	2.7	2.7	2.8
Distributed income of equity investees	—	—	—	—	—	—	8.0	—
Less:
Interest capitalized	(5.1)	(0.9)	(0.2)	(5.1)	(3.4)	(3.5)	(3.0)	(6.3)
Preference security dividend requirements of consolidated subsidiaries	(4.9)	—	(3.7)	(4.9)	(13.6)	(19.8)	(20.0)	(34.2)

Total earnings plus fixed charges	$197.4	$85.3	$19.1	$193.4	$94.9	$(689.3)	$(24.7)	$92.8

Ratio of earnings to fixed charges	—	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$428.5	$79.6	$25.7	$257.7	$130.8	$974.6	$283.3	$156.4

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CALCULATION OF FIXED CHARGE RATIO